Filed Pursuant to Rule 433

Registration Statement No. 333-282056

Issuer Free Writing Prospectus dated September 30, 2024

Relating to Preliminary Prospectus dated

September 18, 2024

Free Writing Prospectus

BrilliA Incorporated

2,500,000 Class A Ordinary Shares

This free writing prospectus relates to the initial public offering of ordinary shares of BrilliA Incorporated (the “Company”) and should be read together with the preliminary prospectus dated September 18, 2024 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-282056), which can be accessed through the following web link:

https://www.sec.gov/Archives/edgar/data/2000230/000121390024079743/ea0200081-14.htm

The issuer has filed a registration statement (including a preliminary prospectus) on Form F-1 (File No. 333-282056) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website www.sec.gov. Alternatively, the Company and any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Karen Mu via email at kmu@allianceg.com, by phone at 212-624-2138.

Vertically Integrated Solutions for Women’s Lingerie Brands BrilliA Incorporated Corporate Presentation September 2024 NYSE American: BRIA (pending approval)

Forward - Looking Statements You must read the following disclaimer before continuing . The following disclaimer applies to the Presentation, related materials and any oral Presentation by the Company (as defined below) or any person on its behalf, any question and answer session that may follow the oral Presentation, and any material distributed in connection therewith (collectively, the “Presentation”) to be accessed from this page or otherwise viewed because of such access and you are therefore advised to read this disclaimer page carefully before viewing the Presentation . In accessing the Presentation, you acknowledge and agree to be bound by the following terms and conditions . This Presentation has been prepared by BrilliA Incorporated (the “Company” or “BrilliA”) solely for informational purposes and is intended only for those persons to whom it is delivered personally by or on behalf of the Company, without regard to the specific investment objectives, financial situation and particular needs of any person . The information included herein in this Presentation has not been independently verified . No representations, warranties or undertakings, express or implied, are made by Company or any of its affiliates, advisers or representatives or the underwriters as to, and no reliance should be placed upon, the accuracy, fairness, completeness or correctness of the information or opinions presented or contained in this Presentation . By viewing or accessing the information contained in this Presentation, you acknowledge and agree that none of Company or any of its affiliates, advisers or representatives or the underwriters accept any responsibility whatsoever (in negligence or otherwise) for any loss howsoever arising from any information presented or contained in this Presentation or otherwise arising in connection with the Presentation . The information presented or contained in this Presentation is subject to change without notice and its accuracy is not guaranteed . None of the Company or any of its affiliates, advisers or representatives or the underwriter make any undertaking to update any such information subsequent to the date hereof . This Presentation should not be construed as legal, tax, investment or other advice . This Presentation contains statements that reflect the Company’s intent, beliefs or current expectations about the future . These statements can be recognized by the use of words such as “expects,” “plans,” “will,” “estimates,” “projects,” “intends,” or words of similar meaning . These forward looking statements are not guarantees of future performance and are based on a number of assumptions about the Company’s operations and other factors, many of which are beyond the Company’s control, and accordingly, actual results may differ materially from these forward looking statements . Caution should be taken with respect to such statements and you should not place undue reliance on any such forward looking statements . The Company or any of its affiliates, advisers or representatives or the underwriter has no obligation and does not undertake to revise forward looking statements to reflect newly available information, future events or circumstances . No representation, warranty or undertaking is made that any projection, forecast, assumption or estimate contained in this Presentation should or will be achieved . The Presentation is being accessed by you in an electronic form . You are reminded that any component of the Presentation, including any documents included in the Presentation, may be altered or changed during the process of transmission and consequently none of the Issuer, the underwriters or any person who controls any of them, or any director, officer, employee or agent of any of them, or any affiliate of any such person accepts any liability or responsibility . This Presentation does not constitute an offer to sell or an invitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else . No part of this Presentation shall form the basis of or b e relied upon in connection with any contract or commitment whatsoever . Specifically , these materials do not constitute a “prospectus” within the meaning of the U . S . Securities Act of 1933 , as amended, and the regulations enacted thereunder . This Presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company and is qualified in its entirety by reference to the detailed information in the prospectus relating to the proposed offering . Any decision to purchase the Company’s securities in the proposed offering should b e made solely on the basis of the information contained in the prospectus relating to the proposed offering . In evaluating its business, the Company uses or may use certain non - GAAP measures as supplemental measures to review and assess its operating and financial performance . These non - GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating and financial performances, investors should not consider them in isolation, or as a substitute for any consolidated statement of operations data prepared in accordance with U . S . GAAP . THE INFORMATION CONTAINED IN THIS DOCUMENT IS HIGHLY CONFIDENTIAL AND IS BEING GIVEN SOLELY FOR YOUR INFORMATION AND ONLY FOR YOUR USE IN CONNECTION WITH THIS PRESENTATION . THE INFORMATION CONTAINED HEREIN MAY NOT BE COPIED, REPRODUCED, REDISTRIBUTED, OR OTHERWISE DISCLOSED, IN WHOLE OR IN PART, TO ANY OTHER PERSON IN ANY MANNER . You are responsible for protecting against viruses and other destructive items . Your use of this website and the Presentation is at your own risk and it is your responsibility to take precautions to ensure that it is free from viruses or other items of a destructive nature . Any forwarding, distribution or reproduction of this Presentation in whole or in part is unauthorized .

The Offering BRIA NYSE American $4.00 to $5.00 per Class A Share Proposed Trading Symbol Proposed Exchange Offering Price Transfer Agent # of Class A Shares Offered # of Class A Shares Outstanding Following Offering VStock Transfer, LLC 2,500,000 25,000,000 Use of Proceeds 1. Development of Digital Marketing Platform 2. Research and Development 3. Expansion of B2B Business 4. General Working Capital and Corporate Purposes

About BrilliA BrilliA sources, designs, and delivers high - quality, competitively priced, and sustainable lingerie from Indonesia, Thailand, and China to be marketed to major brands, primarily in North America and Europe . The company’s operating subsidiaries are : BRA PRO LIMITED (BRA PRO) BrilliA’s sales and marketing entity, incorporated in 2011. PT MIRAE ASIA PACIFIC (MAP) Offers designs for and controls the execution of the orders received by BRA PRO, incorporated in 2015. BrilliA SINGAPORE An investment holding company incorporated in 2023. BrilliA aims to launch its own premium lingerie brand, DIANA, soon. DIANA will initially target younger consumers in the Indonesia and SE Asia markets, where there is a great opportunity to introduce high - quality and value - driven lingerie options. Our operations are being supported by over 170 associates .

We source, create designs, procure materials, and detailed technical specifications for external manufacturing facilities Overview Vertically integrated services allow brand owners to reduce corporate headcount We do not own manufacturing facilities, leading to a reduction in costs and increasing our profitability Specializes in intricate, skill - intensive products, elevating overall value delivered to customers Does NOT source cotton and other raw materials obtained from forced labor in China’s Xinjiang Uyghur Autonomous Region Provides products and services to major lingerie brands and retailers worldwide

Products include bras, bodysuits, panties, and related women’s intimate apparel. Extensive range of product styles designed for diverse price points and sizes. Provides products with international standard qualities from independent external manufacturers that meet international ethical compliance. Product Portfolio For the year ended March 31 2023 2024 Sales of garments: % of revenue % of revenue 91.7% 92.1% Brassiere 5.3% 7.0% Bodysuit 1.4% 0.4% Panty 0.4% — Swimsuit 0.6% — Dress 0.2% — Others 99.6% 99.5% 0.4% 0.5% Service rendered 100.0% 100.0% Total revenue

Our Customers Over 20 World Famous Brands including

Design & Sourcing Strong design and sourcing capability with a track record of turning design concepts into finished samples within targeted lead times. One - Stop Multiple Solutions Vertically integrated one - stop apparel supply chain services operation ensures high - quality, cost - effective solutions. Robust Relationships Strong, stable relationship with key customers in the US, Europe, and Canada who notify the company of production needs in advance and refer prospective customers. Decades Experience Management possesses decades of lingerie industry experience and positions the company for continued growth and development. Competitive Strengths

Market innovative, value - driven, and high - quality lingerie products for younger consumers, while promoting body positivity. About DIANA We plan to diversify the Group’s businesses through our premium lingerie brand, DIANA, a line of products marketed directly to consumers. With the launch of DIANA, we aim to: Expand our product portfolio to include sleepwear, babywear, activewear, and period panties. Obtain higher margins by selling directly to customers. Reinforce the image of our design capabilities to B2B customers. Target consumers online, enhancing our direct customer engagement and brand awareness.

About DIANA With the launch of DIANA, we aim to establish boutique retail locations in: In addition to these retail locations, we plan on introducing pop up stores, and kiosks, as well as expanding online through our Website, Instagram, and Marketplaces, and utilizing influencers to capture additional market share and increase brand visibility. DIANA Flagship Store - External DIANA Flagship Store - Interior DIANA Pop - Up Store Singapore Indonesia ASEAN Countries Europe

Industry Outlook: 2022 - 2030 According to Grand View Research (Oct 2023) Global Lingerie Market $88.32 Billion Expected to grow by a CAGR 5.7% through 2030 SE Asia manufacturers expected to increase their focus on products that embrace more diverse body types. Global growth is expected to be driven by the rising purchasing power of women, with brands that focus on sustainability and ethical practices gaining a competitive edge. SE Asia Lingerie Market $3.42 Billion Expected to grow by a CAGR 5.3% through 2030 Indonesia Lingerie Market $1.06 Billion Expected to reach $1.54B by 2030

Growth Strategies Recruit additional designers to expand product mix capabilities. Diversifying on new products to increase our revenue. Add sleepwear, activewear, period panties, mastectomy bras and baby wear to the product portfolio. Develop DIANA in - house premium brand and market to the younger demographic at retail outlets in Indonesia, SE Asia, and via leading online and social media platforms. Leverage DIANA’s direct - to - customer sales to produce improved company margins. Add new customers by creating an accessible e - commerce platform and enhanced digital marketing strategies. Expand business and operations through joint ventures, acquisitions, and/or strategic alliances in Southeast Asia.

Mr. Kendrew Hartanto Chief Executive Officer Our Team of Industry Experts An industry veteran with 28 years in women’s fashion. Expertise in sourcing, design, and production across multiple countries including Indonesia, PRC, and Thailand. Holds a Bachelor of Science Degree in Finance and Marketing from the University of Southern California. Mr. Salim Podiono Co - Founder, Executive Director, & Chairman Visionary leader with a 30 - year career in the garment industry recognized expertise in manufacturing, marketing, and distribution. Holds a Master’s Degree in Finance from George Washington University. Mr. Koh Wah Seng Philip Chief Financial Officer Over 25 years of experience in operational accounting with various listed companies and multi - national corporations in Singapore. Holds Bachelor of Business Degree in Accounting from Monash University, Australia.

Mr. Karl - Heinz Barth Independent Director Nominee, Compensation Committee Chairman Nominee Renowned expert in underwear industry, with a career spanning over 25 years at Triumph International. Our Board of Independent Directors Mr. Kok Poh Fui Independent Director Nominee, Audit Committee Chairman Nominee Executive Director and former CFO of Xin Hwa Holdings Berhad. Fellow of the Association of Chartered Certified Accountants and member of the Malaysian Institute of Accountants. Mr. Gary Kronfeld Independent Director Nominee, Nomination Committee Chairman Nominee Served as VP and CEO for SPIRITE INDUSTRIES INC, which designed, manufactured, sourced, and distributed branded and private label intimate apparel to major retailers throughout the US, Canada, Mexico, and the Caribbean. Ms. Iming Bahari Independent Director Nominee Seasoned professional with 30 years of experience in human resources. Currently serves as VP of Human Capital Management at Mandai Wildlife Group.

Financial Information Fiscal Years ended March 31, 2023, vs. March 31, 2024 $51,613,000 $55,756,000 $7,821,000 $8,432,000 $4,173,000 $3,146,000 $0 $10,000,00 0 $50,000,00 0 $40,000,00 0 $30,000,00 0 $20,000,00 0 $60,000,00 0 2023 2024 Revenue Gross Profit Net Income

Financial Information STATEMENTS OF PROFIT OR LOSS 2024 2023 For the year ended March 31, USD’000 USD’000 55,756 51,613 Revenue (47,324) (43,792) Cost of revenue 8,432 7,821 Gross profit Operating expenses * * Depreciation of property, plant and equipment (208) (170) Employee benefit expense (4,339) (2,645) Other expenses (236) (18) Net loss on impairment of financial assets (4,783) (2,833) Total operating expenses 119 10 Other income 119 10 Total other income (622) (825) Income tax expense 3,146 4,173 Net Income Profit from operation 4,988 3,649 Profit before income taxes 4,998 3,768

Financial Information STATEMENTS OF FINANCIAL POSITION 2023 2024 USD’000 USD’000 ASSETS Non - current assets 2 3 Property, plant and equipment, net 837 — Deferred offering costs 839 3 Total non - current assets Current assets 7,093 5,732 Inventories 11,993 7,457 Trade and other receivables 460 100 Amount due from related parties 5,954 8,913 Cash and cash equivalents 25,500 22,202 Total current assets 26,339 22,205 Total Assets 2023 2024 USD’000 USD’000 LIABILITIES AND EQUITY Current liabilities 16,803 14,015 Trade and other payables 57 8 Amount due to a shareholder 2,305 1,683 Income tax payable 19,165 15,706 Total current liabilities 19,165 15,706 Total liabilities Capital and reserves 50 1 Share capital 7,124 6,498 Retained earnings 7,174 6,499 Total shareholders’ equity 26,339 22,205 Total liabilities and equity

IPO Structure USE OF PROCEEDS Research & Development We intend to use 10 % of the net proceeds to research new product segments and to explore new designs within the brasserie segment . Development & Marketing of DIANA We intend to use 15 % of the net proceeds for the development and marketing of the DIANA brand and related products . We plan to target both online and offline retail segments . For the offline retail segment, we intend to seek strategic locations with busy customer traffic to open one flagship retail outlet in Indonesia, one additional outlet in Europe and a number of pop - up stores/kiosks . We also intend to market the products under the DIANA brand in virtual retailing via our own online selling platform . B2B Business Expansion We intend to use 35 % of the net proceeds for further expansion of our existing B 2 B business by exploring other garment product segments such as scrub, uniforms, swimwear, panties, and in technical equipment, which will require further investment to further upgrade product selection that can be offered to the customers . The expansion will enable the Company to do cross - sale of products to national brands and retailers . Working Capital & Operations We plan to use 40 % of the net proceeds for additional general working capital and business expansion . R&D 10% Development & Marketing of DIANA 15% B2B Business Expansion 35% Working Capital & Operations 40%

Asset Light Company Maintaining minimal ownership of physical assets enable us to allocate our valuable resources on our core competencies In - House Brand Launch Upcoming launch of DIANA brand has the potential to generate improved margins Industry Expert Team Highly accomplished senior management with a top track record The business has generated growth over the years through existing cash flows Profitability Major Lingerie Clients We provide sourcing and design services to major lingerie brands Robustly Growing Market Robust lingerie industry growth projected both in SE Asia and globally Investment Highlights Global Expansion Plans Product/global expansion plans in progress Established Industry Relations Stable relationships with over 20 World Famous Brands

Thank You! Company Contact BrilliA Incorporated 220 Orchard Road, Unit 05 - 01, Midpoint Orchard Singapore 238852 info@brilliaincorporated.com Investor Relations Scott Powell, President New York, NY 10036 info@skylineccg.com | +1.646.893.5835 A.G.P./Alliance Global Partners Skyline Corporate Communications Group, LLC 590 Madison Avenue, 28th Floor 1177 Avenue of the Americas, 5th Floor, New York, NY 10022 kmu@allianceg.com Underwriter Karen Mu